                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                    International Menu Solutions Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   0001121553
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                                 (CUSIP Number)

                                   Lynda King
                    Southbridge Investment Partnership No. 1
                             150 Water Street South
                       Cambridge, Ontario, Canada N1R 3E2
                            Telephone: (519) 621-8886
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 14, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(g), for other parties to whom copies are to be sent.

                         (continued on following pages)
                              (page 1 of __ pages)

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CUSIP No                                                      Page 2 of 12 Pages
MENU - 13 D

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Southbridge Investment Partnership No. 1

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [ ]
                                                        (b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

              WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                               [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

              Ontario, Canada

       NUMBER OF                   7. SOLE VOTING POWER
       SHARES                             4,212,699
       BENEFICIALLY                8. SHARED VOTING POWER
       OWNED BY                           0
       EACH                        9. SOLE DISPOSITIVE POWER
       REPORTING                          4,212,699
       PERSON WITH                 10. SHARED DISPOSITIVE POWER
                                          0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,212,699 Shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                   [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32.9%

14.    TYPE OF REPORTING PERSON

              PN

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CUSIP No                                                      Page 3 of 12 Pages
MENU - 13 D

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              SIPGP No. 1 Inc.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [ ]
                                                        (b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

              WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                               [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

              Ontario, Canada

       NUMBER OF                   7. SOLE VOTING POWER
       SHARES                             4,212,699
       BENEFICIALLY                8. SHARED VOTING POWER
       OWNED BY                           0
       EACH                        9. SOLE DISPOSITIVE POWER
       REPORTING                          4,212,699
       PERSON WITH                 10. SHARED DISPOSITIVE POWER
                                          0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                   [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.0%

14.    TYPE OF REPORTING PERSON

              CO

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CUSIP No                                                      Page 4 of 12 Pages
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ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of International Menu Solutions Corporation, a Nervada corporation (the "Issuer"). The principal executive office of the Issuer is located at 350 Creditstone Road, Unit 202, Concord, Ontario, Canada L4K 3Z2.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) and (f). This statement on Schedule 13D is being filed on behalf of Southbridge Investment Partnership No. 1, an Ontario limited partnership ("Southbridge") and SIPGP No.1, an Ontario corporation ("SIPGP"). Southbridge and SIPGP are sometimes referred to herein as the "Reporting Persons." SIPGP is the sole general partner of Southbridge, even though it owns a nominal interest in Southbridge. Foundation Trust, a trust created under the laws of Ontario, is the limited partner of Southbridge and owns the majority of partnership interest in Southbridge. The principal executive offices of the Reporting Persons are located at 150 Water Street, South Cambridge, Ontario, Canada N1R 3E2. The principal business of the Reporting Persons is to invest funds of Southbridge for the beneficiaries of the Foundation Trust.

The name, business address and present principal occupation or employment of each executive officer, general partner, trustee, director or controlling person of the Reporting Persons is set forth in Exhibit A to this Schedule 13D. Each of such executive officers, directors, partners and trustees is a citizen of Canada.

(d) - (e). Neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the individuals or entities listed in Exhibit A has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the individuals or entities listed in Exhibit A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which each individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 16, 1999, Southbridge Inc. ("Southbridge Inc."), an affiliate of Southbridge, purchased, pursuant to a Subscription Agreement, a copy of which is attached hereto as Exhibit B, 1,523,810 shares of Common Stock of the Issuer at a subscription price of CDN$2.625 per share, for an aggregate consideration of CDN$4,000,001.20. Southbridge Inc. purchased such shares from working capital. As part of the subscription, the Issuer also granted Southbridge Inc. 400,000 warrants which entitle Southbridge Inc. to purchase up to 400,000 shares of Common Stock of the Issuer (the "Warrants"). The Warrants expire on April 16, 2001.

On October 22, 1999, Southbridge Equities Inc. ("Southbridge Equities"), an affiliate of Southbridge, purchased 1,555,556 Special Warrants (the "Special Warrants") of International Menu Solutions Inc. ("IMSI"), a subsidiary of the Issuer, for an aggregate consideration of US$4,666,668, which funds were provided by working capital. In connection with such purchase, Southbridge Equities entered into a

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CUSIP No                                                      Page 5 of 12 Pages
MENU - 13 D

Subscription Agreement, a copy of which is attached hereto as Exhibit C, with IMSI and the Issuer. The Special Warrants are currently exchangeable for Common Stock of the Issuer.

On November 4, 1999, Southbridge Equities purchased 266,667 shares of Common Stock directly from Tinamilu Holdings Inc. and IPO International Ltd., each pursuant to a Share Purchase Agreement. A copy of each is attached hereto as Exhibit D and Exhibit E. Southbridge Equities used its working capital for such purchases.

In December 1999, all interests owned by both Southbridge Inc. and Southbridge Equities in the Issuer were transferred to their affiliate, Southbridge, in connection with a reorganization of its holdings.

ITEM 4. PURPOSE OF THE TRANSACTION

Southbridge acquired its shares of Common Stock for investment purposes. Pursuant to the Subscription Agreement, dated April 16, 1999, Southbridge nominated a representative to the Board of Directors of the Issuer. Pursuant to the Subscription Agreement, dated October 22, 1999, Southbridge is entitled to nominate a total of two directors to the Board and may be entitled to nominate additional directors if there is an increase in the Board of Directors of the Issuer so as to maintain Southbridge's representation on the Board. Other than the potential exercise the Special Warrants and the Warrants, Southbridge has no present intention of acquiring additional shares of Common Stock. Southbridge may determine to dispose of shares of Common Stock at any time (by exercising its rights under the Registration Rights Agreements described in Item 6 or otherwise) based on future market conditions and other relevant factors.

Except as disclosed in this statement, neither Southbridge nor, to the best of Southbridge's knowledge, any of the individuals listed in Exhibit A, has any plan or proposal which would relate or result in any of the events or transactions described in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this statement, the reporting persons beneficially own 4,212,699 shares of Common Stock, consisting of 1,790,447 shares currently outstanding, 400,000 shares issuable upon exercise of the Warrants and 2,022,222 shares issuable upon exercise of the Special Warrants. Such 4,212,669 shares constitute approximately 32.9% of the outstanding shares of Common Stock, based on 12,898,270 shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 2000 and after giving effect to the exercise of the Warrants and Special Warrants.

Under the Warrants, Southbridge is entitled to purchase up to 200,000 shares of Common Stock of the Issuer at a price of CDN$2.25 per share, a copy of which is attached hereto as Exhibit F, and 200,000 shares of Common Stock at a price of CDN$2.625 per share through April 16, 2001, a copy of which is attached hereto as Exhibit G.

The Special Warrants, a copy of which is attached hereto as Exhibit H, were originally exercisable for an aggregate of 1,555,556 Class X shares ("Exchangeable Shares") of IMSI. Subsequently, due to a failure to satisfy certain financing and other targets, the Special Warrants are instead exercisable for the purchase of 2,022,222 shares of Common Stock of the Issuer. The Special Warrants are immediately exercisable by Southbridge, and any special Warrant not exercised by October 22, 2000 (or earlier under certain

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CUSIP No                                                      Page 6 of 12 Pages
MENU - 13 D

circumstances) will be deemed to have been exercised as of such date. The Special Warrants are subject to customary anti-dilution adjustment provisions.

Michael Petersen, the president of SIPGP No. 1 Inc., purchased 4,000 shares of the Common Stock in the open market in March 1999. He is the beneficial owner of those shares, which represent approximate .04% of the outstanding Common Stock, based on 10,476,048 shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 2000

Lynda King, the vice-president, secretary and treasurer of SIPGP No. 1 Inc., purchased 7,000 shares of Common Stock in the open market between February and June 2000. She is the beneficial owner of 7,000 shares, which represents .07% of the outstanding Common Stock, based on 10,476,048 shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 2000.

(b) Each of the Reporting Persons has the sole power to vote shares of Common Stock beneficially owned by it.

Mr. Petersen has the sole power to vote shares of the Common Stock beneficially owned by him.

Ms. King has the sole power to vote shares of Common Stock beneficially owned by her.

(c) Southbridge or its affiliates acquired 1,523,810 shares of Common Stock and the Warrants on April 16, 1999 from the Issuer, the Special Warrants on October 22, 1999 from the Issuer and 266,667 shares of Common Stock from Tinamilu Holdings Inc. and IPO International Ltd., as disclosed in Item 3 above. To the best of Southbridge's knowledge, none of the individuals or entities listed in Exhibit A have effected any transactions in Common Stock during the 60 days preceding the date of this statement.

(d) No person other than Southbridge has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock owned by it.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In addition to the agreements described elsewhere in this statement, the Issuer entered into the following agreements with Southbridge Equities and Southbridge Inc. that address registration rights:

Pursuant to the Purchase Agreement, dated April 16, 1999, the Issuer entered into a Registration Rights Agreement with Southbridge Inc., a copy of which is attached hereto as Exhibit I. Under this Registration Rights Agreement, Issuer shall prepare and file with the Securities and Exchange Commission (the "Commission") a shelf registration statement for an offering to be made on a continuous basis to cover the securities held by Southbridge. In addition, Southbridge has piggyback registration rights for a period of three years to request that its shares be included as part of the offering by the Issuer for its own account or for the account of any of the holders of the Issuer's equity.

Pursuant to the Purchase Agreement, dated October 22, 1999, the Issuer entered into a Registration Rights Agreement with Southbridge Equities, a copy of which is attached hereto as Exhibit J. Under this Registration


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CUSIP No                                                      Page 7 of 12 Pages
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Rights Agreement, Issuer shall prepare and file with the Commission a shelf registration statement for an offering to be made on a continuous basis to cover the securities held by Southbridge. In addition, Southbridge has piggyback registration rights for a period of three years to request that its shares be included as part of the offering by the Issuer for its own account or for the account of any of the holders of the Issuer's equity.

The Issuer also entered into the Right of First Offer Agreement among Southbridge Inc. and IMSI, dated April 16, 1999, a copy of which is attached hereto as Exhibit K, in which Southbridge has agreed to offer to sell shares to the Issuer and IMSI, and they have a period of forty-eight hours to accept the offer. Also, Southbridge has agreed to restrict the sales of certain shares within 540 days after the registered statements registering such shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Information Concerning Executive Officers and Directors of Southbridge Investment Partnership No. 1 and Southbridge Capital Partners

Exhibit B - Subscription Agreement between Southbridge Inc. and International Menu Solutions Corporation, dated April 16, 1999

Exhibit C - Subscription Agreement among Southbridge Equities Inc., International Menu Solutions Inc. and International Menu Solutions Corporation, dated October 22, 1999

Exhibit D - Share Purchase Agreement between Tinamilu Holdings Inc. and Southbridge Equities Inc., dated November 4, 1999

Exhibit E - Share Purchase Agreement between IPO International Inc. and Southbridge Equities Inc., dated November 4, 1999

Exhibit F - Warrant issued to Southbridge Inc., dated April 16, 1999, to purchase 200,000 shares of Common Stock of International Menu Solutions Corporation at $2.25 Per Share

Exhibit G - Warrant issued to Southbridge Inc., dated April 16, 1999, to purchase 200,000 shares of Common Stock of International Menu Solutions Corporation at $2.625 Per Share

Exhibit H - Special Warrants issued to Southbridge Equities Inc., dated October 22, 1999, to purchase Class X Shares of International Menu Solutions Inc.

Exhibit I - Registration Rights Agreement between Southbridge Inc. and International Menu Solutions Corporation, dated April 16, 1999

Exhibit J - Registration Rights Agreement between Southbridge Equities Inc. and International Menu Solutions Corporation, dated October 22, 1999

Exhibit K - Right of First Offer Agreement between Southbridge Inc. and International Menu Solutions Corporation, dated April 16, 1999

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CUSIP No                                                      Page 8 of 12 Pages
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                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 14, 2000                  SOUTHBRIDGE INVESTMENT
                                       PARTNERSHIP NO. 1

                                       By: SIPGP No. 1 Inc., its General Partner

                                       By:  /s/    Lynda King
                                          ---------------------------------
                                            Lynda King, Vice President



                                       SIPGP NO. 1 INC.

                                       By:  /s/    Lynda King
                                          ---------------------------------
                                            Lynda King, Vice President

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CUSIP No                                                      Page 9 of 12 Pages
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                                 EXHIBIT INDEX

Exhibit A.    Information Concerning Executive Officers and Directors of
Southbridge Investment Partnership No. 1 and Southbridge Capital Partners

Exhibit B.    Subscription Agreement between Southbridge Inc. and International
Menu Solutions Corporation, dated April 16, 1999

Exhibit C.    Subscription Agreement among Southbridge Equities Inc.,
International Menu Solutions Inc. and International Menu Solutions Corporation, dated October 22, 1999

Exhibit D.    Share Purchase Agreement between Tinamilu Holdings Inc. and
Southbridge Equities Inc., dated November 4, 1999

Exhibit E.    Share Purchase Agreement between IPO International Inc. and
Southbridge Equities Inc., dated November 4, 1999

Exhibit F.    Warrant issued to Southbridge Inc., dated April 16, 1999, to purchase 200,000 shares of Common Stock of International Menu Solutions Corporation at $2.25 Per Share

Exhibit G.    Warrant issued to Southbridge Inc., dated April 16, 1999, to purchase 200,000 shares of Common Stock of International Menu Solutions Corporation at $2.625 Per Share

Exhibit H.    Special Warrants issued to Southbridge Equities Inc., dated
October 22, 1999, to purchase Class X Shares of International Menu Solutions
Inc.

Exhibit I. Registration Rights Agreement between Southbridge Inc. and International Menu Solutions Corporation, dated April 16, 1999

Exhibit J.    Registration Rights Agreement between Southbridge Equities
Inc. and International Menu Solutions Corporation, dated October 22, 1999

Exhibit K.    Right of First Offer Agreement between Southbridge Inc.
and International Menu Solutions Corporation, dated April 16, 1999